UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             THE LAMAUR CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    513233106
                                 (CUSIP Number)

Alan S. Parsow          with a copy to                       David L. Hefflinger
General Partner                                           McGrath, North, Mullin
P. O. Box 818                                                      & Kratz, P.C.
Elkhorn, NE 68022                                    1400 One Central Park Plaza
(402) 289-3217                                                   Omaha, NE 68102
                                                                  (402) 341-3070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 30, 2000
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 513233106                   13D                      Page 2 of 3 Pages

     1. Name of Reporting Person
        SS or IRS Identification Number of Above Person

        Elkhorn Partners Limited Partnership / 47-0721875

     2. Check the Appropriate Box if a Member of a Group

        /X/   (a)            / /   (b)

     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        / /

     6. Citizenship or Place of Organization

        Nebraska

                                               7. Sole Voting Power

                                                  328,200 Shares
        Number of
        Shares                                 8. Shared Voting Power
        Beneficially
        Owned by                                  0
        Reporting
        Person                                 9. Sole Dispositive Power
        With
                                                  328,200 Shares

                                             10.  Shared Dispositive Power

                                                  0

     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         328,200 Shares

     12. Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

         / /

     13. Percent of Class Represented by Amount in Row 11

         Approximately 4.5% of voting securities

     14. Type of Reporting Person

         PN

CUSIP NO. 513233106               13D                          Page 3 of 3 Pages


     Elkhorn Partners Limited Partnership makes this filing to amend certain information previously reported by Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Parsow Partnership, Ltd. liquidated effective June 30, 2000. Former partners of Parsow Partnership, Ltd. became partners in Elkhorn Partners Limited Partnership. The shares of THE LAMAUR CORPORATION ("Lamaur") common stock previously owned by Parsow Partnership, Ltd. were transferred to Elkhorn Partners Limited Partnership. This filing constitutes Amendment No. 5 to the Schedule 13D of Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Elkhorn Partners Limited Partnership amends such prior schedule 13D reports with respect to the common stock of Lamaur by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of October 30, 2000, Elkhorn Partners Limited Partnership owns 328,200 shares of Lamaur common stock. The Lamaur Form 10-Q for the quarter ended June 30, 2000 reported that there were outstanding 7,372,573 shares of Lamaur common stock as of July 30, 2000. Based on this number, Elkhorn Partners Limited Partnership owns approximately 4.5% of the Lamaur common stock.

     (c) During the past 60 days, Elkhorn Partners Limited Partnership sold 160,000 shares of Lamaur common stock, in open market transactions, at prices ranging from $.86 to $.90 per share.

     (e) On October 30, 2000, Elkhorn Partners Limited Partnership ceased to be the beneficial owner of more than five percent of Lamaur common stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: November 2, 2000

Elkhorn Partners
Limited Partnership

By  /s/  Alan S. Parsow
     Alan S. Parsow
     General Partner